19008233

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MAR 04 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13079

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Smith, Brown & Groover, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4001 Vineville Avenue
(No. and Street)

Macon	Georgia	31210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Holli C. Edwards 478-474-7004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AGL CPA Group, LLC
(Name – *if individual, state last, first, middle name*)

2810 Premier Pkwy, Ste. 200	Duluth	Georgia	30097
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raymond H. Smith, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Smith, Brown & Groover, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ANGELENE A BROWN NOTARY PUBLIC STATE OF GEORGIA BIBB COUNTY EXPIRES APRIL 9, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section
MAR 4 2019
Washington DC
413

SBG

SMITH, BROWN
AND GROOVER, INC.
WEALTH MANAGEMENT

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2018

CONTENTS

AGL CPA Group, LLC
Service + Expertise = Value
2810 Premiere Pkwy, Ste. 200
Duluth, GA 30097
http://aglcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Smith, Brown & Groover, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Smith, Brown & Groover, Inc. as of December 31, 2018, the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Smith, Brown & Groover, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of Smith, Brown & Groover, Inc.'s management. Our responsibility is to express an opinion on Smith, Brown & Groover, Inc.'s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Smith, Brown & Groover, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, the Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Reconciliation with Company's Computations (collectively, the "Schedules") has been subjected to audit procedures performed in conjunction with the audit of Smith, Brown & Groover, Inc.'s consolidated financial statements. The supplemental information is the responsibility of Smith, Brown & Groover, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules are fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

AGL CPA Group, LLC

We have served as Smith, Brown & Groover, Inc.'s auditor since 2016.

Duluth, Georgia

February 25, 2019

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS		
Cash	$	255,621
Cash in segregated accounts		99,602
Cash - clearing service escrow deposit		51,065
Securities owned, at fair value		407,692
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $185,129		446,023
Prepaid expenses		28,868
Income tax refund claim receivable		43,142
Commissions receivable		48,596
Note receivable from Stockholder		17,533
Employee advances		115,000
Fees receivable		110,000
Total assets	$	1,623,142
LIABILITIES		
Payable to clearing broker	$	4,446
Income taxes payable		55,793
Deferred tax liability		57,869
Accounts payable, accrued expenses and other liabilities		122,789
Total liabilities		240,897
STOCKHOLDER'S EQUITY		
Common stock, $100 par value, 500 shares authorized, 260 shares issued		26,000
Retained earnings		1,358,914
		1,384,914
Cost of 1 share of common stock held by the Company		(2,669)
Total stockholder's equity		1,382,245
Total liabilities and stockholder's equity	$	1,623,142

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME

For the Year Ended December 31, 2018

REVENUES	
Revenue from sale of investment company shares	$ 2,372,756
Securities commissions	307,719
Investment advisory fees	695,700
Net trading income (loss)	(284,258)
Interest	990
Margin interest	1,934
Other revenue related to securities business	3,599
Gain on disposal of assets	800
Total revenues	3,099,240
EXPENSES	
Compensation and benefits	1,969,045
Occupancy and equipment costs	174,028
Exchange, clearance fees and expenses	173,329
Other	208,800
Regulatory fees and expenses	110,051
Communications	120,115
Losses in error account and bad debts	126,243
Data processing costs	40,593
Total expenses	2,922,204
INCOME BEFORE INCOME TAX PROVISION	177,036
PROVISION FOR INCOME TAXES	
Capital loss carryback refund claim	(43,142)
Deferred income tax provision	(26,036)
Current income tax provision	117,393
	48,215
NET INCOME	$ 128,821

The accompanying notes are an integral
part of these financial statements.

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2018

	Common Stock		Retained Earnings	Treasury Stock	Total
	Shares	Amount			
Balances at January 1, 2018	260	$ 26,000	$1,230,093	$ (2,669)	$ 1,253,424
Net income			128,821		128,821
Balances at December 31, 2018	260	$ 26,000	$1,358,914	$ (2,669)	$ 1,382,245

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 128,821
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	79,934
Gain on disposal of assets	(800)
(Increase) decrease in:	
Securities owned, net	5,456
Prepaid expenses and income taxes	(2)
Income tax refunds receivable	(43,142)
Commissions receivable	(45,336)
Receivable from clearing broker	8,681
Fees receivable	(5,000)
Employee advances	(9,400)
Increase (decrease) in:	
Payable to customers	(1,414)
Payable to clearing broker	4,446
Income taxes payable	45,335
Accounts payable and other liabilities	6,982
Deferred tax liability	(26,036)
Net cash provided by operating activities	148,525
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment and leasehold improvements	(73,996)
Proceeds from sale of asset	5,500
Loan with shareholder, net	(16,320)
Net cash used by investing activities	(84,816)

The accompanying notes are an integral part of these financial statements.

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
(Continued)

For the Year Ended December 31, 2018

NET INCREASE IN CASH	$	63,709
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, beginning		342,579
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, ending	$	406,288
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Interest paid	$	-
Income taxes paid	$	73,180

The accompanying notes are an integral
part of these financial statements.

1. NATURE OF OPERATIONS

Smith, Brown & Groover, Inc. is a securities broker-dealer registered with the SEC and a member of FINRA. The Company's principal products and services are stocks, bonds, mutual funds, insurance, and annuities. The Company's customers are primarily individuals in the middle Georgia area. The subsidiary, SBG Transportation, LLC, is wholly-owned by Smith, Brown & Groover, Inc. and was formed December 8, 2017, to provide travel services to Smith, Brown & Groover, Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

Consolidated Financial Statements

The consolidated financial statements include the accounts of Smith, Brown & Groover, Inc. and its wholly-owned subsidiary, SBG Transportation, LLC. The consolidated entities are referred to as the "Company" throughout these notes. All significant inter-company transactions have been eliminated.

Securities Owned

Proprietary securities (trading securities) transactions in regular-way trades are recorded on the trade-date, as if they had settled at cost. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

All securities are classified as trading securities and are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) ASC 820, *Fair Value Measurements and Disclosures*. As a result, unrealized gains and losses resulting from the difference between fair value and acquisition costs are recorded in the statement of income.

Net Trading Income (Loss)

Net trading income (loss) comprises gains less losses related to trading assets and liabilities and includes all realized and unrealized gains and losses.

Securities Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur and adjusted annually to trade-date basis if materially different from settlement-date basis.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Depreciation and Amortization

The Company capitalizes property with a cost of at least $1,000 and a useful life of more than one year. Furniture, equipment, and automobiles are depreciated over a period of five to ten years using the straight-line depreciation method. Leasehold improvements are amortized over the economic useful life of the improvement. Depreciation and amortization expense for the year totaled $79,934.

Clearing Broker

The Company clears most of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The payable to the clearing broker represents clearing and administrative fees due to the clearing broker in excess of commissions receivable from the clearing broker.

Statement of Cash Flows

In November 2016, the FASB issued ASU No. 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash" ("ASU 2016-18"). ASU 2016-18 amends the classification and presentation of changes in restricted cash or restricted cash equivalents in the statement of cash flows. The Company adopted ASU 2016-18 on January 1, 2018 and it has not had a material impact on its consolidated financial position and results of operations.

For the purpose of reporting cash flows, cash and cash equivalents include operating cash in bank accounts and cash segregated and held in escrow under SEC rules. Money market funds held in the investment account are treated as investments.

Advertising

The Company expenses the cost of advertising the first time the advertising activity takes place. Advertising expenses total $67,313 for the year ended December 31, 2018.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between tax and book depreciation of property and equipment and the basis of marketable securities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The FASB issued ASU 2014-09, *Revenue from Contracts with Customers*, to clarify the principles of recognizing revenue from contracts with customers and to improve financial reporting by creating common revenue recognition for US GAAP and International reporting standards. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017. The Company adopted the revenue recognition standard as of January 1, 2018 and this adoption did not have a material impact on the Company's financial condition, results of operations or cash flows as the new guidance is materially consistent with the Company's previous revenue recognition policies.

3. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, we as a broker-dealer carrying client accounts, are subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of clients. As of December 31, 2018, cash of $75,000 is segregated in a reserve account.

As of December 31, 2018, cash of $24,602 representing customer funds are also segregated in accordance with Securities and Exchange Commission rules.

4. FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, whether directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following presents the fair value of the Company's assets measured on a recurring basis as of December 31, 2018:

	Fair Value	Level 1
Money market funds	$ 398,090	$ 398,090
Corporate stocks	9,602	9,602
	$ 407,692	$ 407,692

Total marketable securities at cost were $410,051. Net unrealized loss from market value depreciation was $13,932 during the year ended December 31, 2018.

There were no Level 2 or 3 inputs as of December 31, 2018. There were no liabilities requiring fair market value measurement.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following, at cost:

Office furniture and equipment	$	122,659
Leasehold improvements		51,197
Airplane		283,000
Automobiles		174,296
		631,152
Less accumulated depreciation		(185,129)
	$	446,023

6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member of FINRA, we are subject to the rules of FINRA, whose capital requirements are substantially the same as Rule 15c3-1. Rule 15c3-1 requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. FINRA may require a member firm to reduce its business if its net capital is less than four percent of aggregate debit items and may prohibit a member firm from expanding its business and declaring cash dividends if its net capital is less than five percent of aggregate debit items. At December 31, 2018, the Company had net capital, as defined by Rule 15c3-1 of $612,272, which is $362,272 above its required net capital of $250,000. The Company's net capital ratio was .30 to 1.

7. SHORT-TERM LOANS

The Company has a $400,000 line of credit with State Bank & Trust, with interest accrued on the outstanding balance at the prime rate. At December 31, 2018, there was no debt outstanding. The line of credit is guaranteed by an officer of the Company.

8. EMPLOYEE BENEFITS

The Company has a 401k safe harbor matching plan in which all employees age 21 and over with one year of service are eligible to participate. The Company matches up to 4% of eligible compensation. Employer matching contributions totaled $36,562.

9. RELATED PARTY TRANSACTIONS

Operating Leases

The Company has an operating lease for office space with the stockholder. Rent is $11,000 per month for a term of 5 years beginning January 1, 2016, and ending on December 31, 2020. The lease rate can be adjusted annually but not by more than 10% per annum. Future minimum annual lease payments for the term of the office lease are $264,000. Total rent paid under the lease was $132,000 for the year ended December 31, 2018.

In February 2017, the Company entered into an operating lease for warehouse space with the stockholder. Rent is $500 per month for a term of 5 years beginning February 1, 2017 and ending January 31, 2022. Future minimum annual lease payments for the term of the warehouse lease are $18,500. Total rent paid under the lease was $6,000 for the year ended December 31, 2018.

Note Receivable

The shareholder note is renewable annually and bears interest at the rate of 3.29% per annum. Interest on the note is due on or before December 31 of each year.

10. INCOME TAXES

The components of the provision for income taxes at December 31, 2018 is as follows:

Current expense:	
Federal	$ 91,153
State	26,240
	117,393
Deferred expense (benefit):	
Federal	(19,096)
State	(6,940)
	(26,036)
Capital loss carryback tentative refund:	
Federal	(34,572)
State	(8,570)
	(43,142)
Total income tax provision	$ 48,215

10. INCOME TAXES (continued)

The net deferred tax liability in the accompanying statement of financial condition includes the following amounts of deferred tax assets and liabilities:

Deferred tax liabilities	$	(89,202)
Deferred tax assets		31,333
Net deferred tax liability	$	(57,869)

The deferred tax liability results from the timing differences in the recognition of revenues and expenses for income tax and financial reporting purposes. The primary sources of these differences are between the tax and book basis of depreciable property and marketable securities. The deferred tax asset is the result of a capital loss carryforward generated in 2018 of $115,316 which, if unused, will expire in 2023. It is more likely than not that capital gains will be generated and the benefit from the losses will be realized. Therefore, and no valuation allowance is necessary.

The Company's provision for 2018 income taxes differs from applying the statutory U. S. income tax rate to income before income taxes. The primary differences result from a provision for state income taxes, meals and entertainment are not deductible for income tax purposes, unrealized losses on investment are not deductible until realized, realized losses on investments are deductible only to the extent of realized capital gains and the Company electing to expense a large asset as allowed under federal tax law in 2018, causing federal tax depreciation deduction to be much more than book depreciation expense. Income tax expense computed from applying federal statutory rates to pretax income is $45,094.

Under the provisions of FASB ASC 740-10-25, the company must recognize the tax benefit associated with uncertain tax positions taken for tax purposes when it is more likely than not the position will be sustained under review by the Internal Revenue Service (IRS). The Company does not believe there are any uncertain tax positions and, accordingly, it has not recognized any liability for unrecognized tax benefits.

11. OPERATING LEASES

In addition to the office and warehouse leases disclosed in Note 9, the Company entered into a 60 month non-cancellable lease for a new copier in 2014 that expires October 31, 2019. The non-cancellable lease expense for 2018 was $5,040. The future minimum payments under the lease are $4,200.

12. CONCENTRATIONS

The Company has diversified its credit risk for cash by maintaining deposits in two banks. Accounts at each institution are insured entirely by the Federal Deposit Insurance Corporation (FDIC). Cash held in brokerage accounts is fully protected by the Securities Investor Protection Corporation.

The Company derived 9% of its total revenue from the sale of mutual funds and mutual fund dealer commissions and 67% of its total revenue from the sale of annuities during the year ended December 31, 2018. The Company received 67% of its commissions from annuity sales from three issuers.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

13. RISKS AND UNCERTAINTIES

The consequences of a substantial decline in the financial markets could have a significant impact on the securities owned by the Company and on the Company's performance.

14. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 25, 2019, the date upon which the Company's financial statements were available for issue. The Company has not evaluated subsequent events after this date.

AGL CPA Group, LLC
Service + Expertise = Value
2810 Premiere Pkwy, Ste. 200
Duluth, GA 30097
http://aglcpa.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY SCHEDULE OF EXPENSES

To the Board of Directors of
Smith, Brown & Groover, Inc.

We have audited the financial statements of Smith, Brown & Groover, Inc. as of and for the year ended December 31, 2018, and our report thereon dated February 25, 2019, which expressed an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The Schedule of Expenses is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

AGL CPA Group, LLC

Duluth, Georgia
February 25, 2019

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

SUPPLEMENTARY SCHEDULE OF EXPENSES

For the Year Ended December 31, 2018

COMPENSATION AND BENEFITS	
Commissions to registered representatives	$ 451,131
Stockholder's compensation	593,455
Clerical salaries	737,757
Insurance - employee benefits	78,696
Payroll taxes	69,544
Profit sharing plan expense	38,462
	1,969,045
OCCUPANCY AND EQUIPMENT COST	
Rent	138,000
Building insurance	2,104
Utilities	26,797
Equipment rental	7,127
	174,028
EXCHANGE, CLEARANCE FEES AND EXPENSES	
Exchange fees	2,217
Clearing broker administrative fees	52,619
Clearance fees	118,493
	173,329
OTHER	
Automobile expense	4,136
Dues and subscriptions	2,362
Depreciation	79,934
Repairs and maintenance	14,788
Office miscellaneous	15,242
Meals and entertainment	5,426
Conference and travel	78,472
Consulting	6,500
Dues, fees and assessments	1,940
	208,800

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

SUPPLEMENTARY SCHEDULE OF EXPENSES (continued)

For the Year Ended December 31, 2018

REGULATORY FEES AND EXPENSES	
Professional fees	$ 41,999
Insurance - errors and ommissions	14,402
Insurance and bond - required	3,775
Taxes, licenses, and fees	49,875
	110,051
COMMUNICATIONS	
Office supplies	12,679
Telephone	3,218
Postage	9,905
Advertising and marketing	94,313
	120,115
LOSSES IN ERROR ACCOUNT AND BAD DEBTS	
Errors and omissions	126,243
DATA PROCESSING COSTS	
Computer software service and maintenance fees	40,593
	$ 2,922,204

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2018

NET CAPITAL	
Total stockholder's equity from statement of financial condition	$ 1,382,245
Deduct stockholder's equity not allowable for net capital	-
Total stockholder's equity qualified for net capital	1,382,245
Add:	
Other (deductions) or allowable credits	-
Total capital	1,382,245
Deductions and/or charges:	
Nonallowable assets:	
Furniture, equipment, and leasehold improvements, net	446,023
Employee loans, uncollateralized	132,533
Prepaid expenses	28,868
Income tax refund claim	43,142
Commissions and fees receivable	110,005
Total deductions and/or charges	760,571
Net capital before haircuts on securities positions	621,674
Haircuts on securities:	
Trading and investment securities	
Other securities	9,402
Total haircuts on securities	9,402
Net capital	$ 612,272

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

SCHEDULE I (continued)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2018

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT (continued)		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	12,202
Minimum dollar net capital requirement of reporting broker	$	250,000
Net capital requirement (greater of the above)	$	250,000
Excess net capital	$	362,272
Net capital less the greater of 10% of AI or 120% of minimum net capital	$	312,272
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from Statement of Financial Condition		183,028
Total aggregate indebtedness	$	183,028
Percentage of aggregate indebtedness to net capital		30%

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2018

CREDIT BALANCES:		
Free and other credit balances in customers' security accounts	$	-
DEBIT BALANCES:		
Debit balances in customers' cash and margin accounts	$	-
RESERVE COMPUTATION:		
Excess of total credits over total debits	$	-
105% of total credits over total debits	$	-
Amount held on deposit in Reserve Bank Account	$	75,000
Required deposit	$	-

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2018

State the market value and the number of items of:

1. Customers' fully paid securities and excess margin securities not in respondent's possession or control as of the report date (for which instructions were issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).

	$ 0
Number of items	0

2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags resulting from normal business operations" as permitted under Rule 15c3-3.

	$ 0
Number of items	0

3. Possession and control procedures have been tested and are functioning as required by Rule 15c3-3. (Y or N)

X	Yes
	No

SMITH, BROWN & GROOVER, INC. AND SUBSIDIARY

SCHEDULE IV
RECONCILIATION WITH COMPANY'S COMPUTATIONS

December 31, 2018

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	637,339
Increase in nonallowable assets from closing adjustments		(19,434)
Net increase (decrease) in income and equity from closing adjustments		(5,633)
		(25,067)
Net capital per audited Schedule I	$	612,272

There were no differences between the Company's computation of reserve requirements and the audited computation of reserve requirements under Rule 15c3-3.

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

AGL CPA GROUP

AGL CPA Group, LLC
Service + Expertise = Value
2810 Premiere Pkwy, Ste. 200
Duluth, GA 30097
http://aglcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Smith, Brown & Groover, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Smith, Brown & Groover, Inc. and the SIPC, solely to assist you and SIPC in evaluating Smith, Brown & Groover, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018 . Smith, Brown & Groover, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (audited trial balance), noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (audited trial balance) supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Smith, Brown & Groover, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

AGL CPA Group, LLC

Duluth, Georgia
February 25, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2018

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13079 FINRA DEC
SMITH BROWN & GROOVER INC.
4001 VINEVILLE AVE
MACON, GA 31210-5039

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

HOLLI C EDWARDS

2. A. General Assessment (item 2e from page 2) $1,187

B. Less payment made with SIPC-6 filed (**exclude interest**) (778)

07/31/2018
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) 409

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $409

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $409

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SMITH, BROWN & GROOVER, ICN.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 15 day of FEBRUARY, 20 19.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,099,240
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	284,258
Total additions	284,258
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,378,385
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	118,493
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	94,313
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $773	
Enter the greater of line (i) or (ii)	773
Total deductions	2,591,964
2d. SIPC Net Operating Revenues	$ 791,534
2e. General Assessment @ .0015	$ 1,187
	(to page 1, line 2.A.)

AGL CPA Group, LLC
Service + Expertise = Value
2810 Premiere Pkwy, Ste. 200
Duluth, GA 30097
http://aglcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Smith, Brown & Groover, Inc.

We have examined Smith, Brown & Groover, Inc.'s statements, included in the accompanying Compliance Report, that (1) Smith, Brown & Groover, Inc.'s internal control over compliance was effective during the most recent fiscal year ended December 31, 2018; (2) Smith, Brown & Groover, Inc.'s internal control over compliance was effective as of December 31, 2018; (3) Smith, Brown & Groover, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018; and (4) the information used to state that Smith, Brown & Groover, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Smith, Brown & Groover, Inc.'s books and records. Smith, Brown & Groover, Inc.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Smith, Brown & Groover, Inc. with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or NASD Rule 2340 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of Smith, Brown & Groover, Inc. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Smith, Brown & Groover, Inc.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Smith, Brown & Groover, Inc.'s internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2018; Smith, Brown & Groover, Inc. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018 was derived from Smith, Brown & Groover, Inc.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Smith, Brown & Groover, Inc.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Smith, Brown & Groover, Inc.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Smith, Brown & Groover, Inc.'s statements referred to above are fairly stated, in all material respects.

AGL CPA Group, LLC

Duluth, Georgia
February 25, 2019

SBG
SMITH, BROWN
AND GROOVER, INC.
WEALTH MANAGEMENT

Smith Brown & Groover, Inc.'s Compliance Report

Smith, Brown & Groover, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2018;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2018;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2018; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

I, Raymond H. Smith, Jr., or affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

President
12/31/2018

4001 Vineville Ave. Macon, GA 31210 | ph. 478-474-7004 | f. 478-474-8114 | www.smithbrownandgroover.com